Exhibit 3.5

DOG CLAIM GROUP OPTION AGREEMENT
Nelson Mining Division, British Columbia

THIS AGREEMENT is dated for reference the 15th day of March, 2004.

BETWEEN:

Mr. M. A. Kaufman
Box 14336
Spokane, WA
99214  U.S.A.

(hereinafter referred to as the “Optionor”)

OF THE FIRST PART

AND:

Emgold Mining Corporation
Suite 1400 – 570 Granville Street
Vancouver, British Columbia  V6C 3P1

(hereinafter referred to as “Emgold” or the “Optionee”)

OF THE SECOND PART

WHEREAS:

A.

The Optionor holds 100% right, title and interest in and to twenty-four (24) mineral claims (24 units) located at latitude 49o17’N and longitude 117o21’W in the Nelson Mining Division near Nelson, British Columbia, more particularly described in Schedule “A” and Appendix “A” attached hereto (the “Property”).

B.

The Optionor has agreed to option the Property to Emgold and Emgold wishes to obtain the option to acquire the Property upon the terms and subject to the conditions herein contained.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1.

ENTRY AND POSSESSION

From and after the execution hereof, Emgold and its employees and agents and any person duly authorized by Emgold shall have the sole and exclusive right subject to the provisions of section 12(b) of this Agreement to:

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(a)

enter upon the Property;

(b)

have exclusive and quiet possession thereof;

(c)

do such prospecting, exploration, development or other mining work thereon and thereunder as Emgold in its sole discretion may consider advisable;

(d)

bring upon and erect upon the Property such mining facilities as Emgold may consider advisable; and

(e)

remove from the Property and sell or otherwise dispose of any mineral products derived therefrom.

2.

OPTION PAYMENTS

The Optionee is hereby granted the sole and exclusive option to acquire 100% of the Optionor’s right, title and interest in the Property, subject to the provisions hereof, by making cash payments totalling US$215,000 to the Optionor over a ten-year period as follows:

(a)

Cash payments:

(i)

US$5,000.00 upon Regulatory Approval of this Agreement;

(ii)

a further US$5,000.00 on or before six months following Regulatory Approval;

(iii)

a further US$10,000 on or before the first anniversary date following Regulatory Approval;

(iv)

a further US$10,000.00 on or before the 2nd anniversary date following Regulatory Approval;

(v)

a further US$15,000.00 on or before the 3rd anniversary date following Regulatory Approval;

(vi)

a further US$20,000.00 on or before the 4th anniversary date following Regulatory Approval;

(vii)

a further US$25,000.00 on or before the 5th anniversary date following Regulatory Approval;

(viii)

a further US$25,000.00 on or before the 6th anniversary date following Regulatory Approval;

(ix)

a further US$25,000.00 on or before the 7th anniversary date following Regulatory Approval;

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(x)

a further US$25,000.00 on or before the 8th anniversary date following Regulatory Approval;

(xi)

a further US$25,000.00 on or before the 9th anniversary date following Regulatory Approval; and

(xii)

a further US$25,000.00 on or before the 10th anniversary date following Regulatory Approval.

(b)

Provided that if in any year during which the payments referred to in Section 2(a) are due the amount of the total payments to the Optionor in respect of the Optionor's Royalty are equal to or greater than the scheduled cash payment, the scheduled payment shall be waived for that year.

3.

WORK COMMITMENT

To maintain its option Emgold agrees to incur total exploration expenditures on the Property of $75,000 (Cdn) on or before the 2nd anniversary date following Regulatory Approval.

4.

ACQUISITION OF INTEREST

Upon Emgold’s completion of the cash payments set out in section 2, Emgold shall have earned an undivided 100% interest in and to the Property, subject only to the royalty interest reserved to the Optionor pursuant to section 6.

5.

TERMINATION OF AGREEMENT

Notwithstanding the provisions of sections 17 and 18 the Optionor shall be entitled to terminate this Agreement without further notice if Emgold has not obtained the Regulatory Approval provided for in section 31 within the time limitation therein specified.

Upon termination of this Agreement by the Optionor pursuant to this section 5 the provisions of section 14 shall apply.

6.

ROYALTY INTEREST OF THE OPTIONOR

The Optionor shall be entitled to receive and Emgold shall pay to the Optionor a royalty equal to 3% of Net Smelter Returns as defined in section 8 (the “Royalty”); PROVIDED THAT Emgold shall have the right to purchase two-thirds of the Royalty (thus reducing it to 1% of Net Smelter Returns) for the sum of US$1,000,000 at any time up to and including the commencement of commercial production.  Pursuant to a prior arrangement fully consented to by the Optionor and Messrs. Jack Denny (of Box 325 Salmo, British Columbia, V0G 1X0, Canada) and Eric Denny (of 2221 Annable Road Nelson, British Columbia, V1L 6K5, Canada) all payments related to the Royalty contemplated herein shall be divided between Jack Denny (as to 5%), Eric Denny (as to 5%) and the Optionor (as to 90%).

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7.

RIGHT OF FIRST REFUSAL

If the Optionor should receive a bona fide offer from an independent third party (the "Proposed Purchaser") dealing at arm's length with the Optionor to purchase all or substantially all of its interest in the Royalty, which offer the Optionor desires to accept, or if the Optionor intends to sell all or substantially all of his interest in the Royalty, the Optionor shall first offer (the "Offer") such interest in writing to the Optionee upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Optionor, as the case may be.  The Offer shall specify the price and terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by the Optionor, mean the person or persons to whom the Optionor intends to offer its interest) and, if the offer received by the Optionor from the Proposed Purchaser provides for any consideration payable to the Optionor otherwise than in cash, the Offer shall include the Optionor's good faith estimate of the cash equivalent of the non-cash consideration.  If within a period of 30 days of the receipt of the Offer, the Optionee notifies the Optionor in writing that it will accept the same, the Optionor shall be bound to sell such interest to the Optionee (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer.  If the Offer so accepted by the Optionee contains the Optionor's good faith estimate of the cash equivalent consideration as aforesaid, and if the Optionee disagrees with the Optionor's best estimate, the Optionee shall so notify the Optionor at the time of acceptance and the Optionee shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price.  If the Optionee so notifies the Optionor, the acceptance by the Optionee shall be effective and binding upon the Optionor and the Optionee and the cash equivalent of any such non-cash consideration shall be determined by binding arbitration under the Commercial Arbitration Act of British Columbia and shall be payable by the Optionee, subject to prepayment as hereinafter provided, within 60 days following its determination by arbitration.  The Optionee shall in such case pay to the Optionor, against receipt of an absolute transfer of clear and unencumbered title to the interest of the Optionor being sold, the total purchase price which is specified in its notice to the Optionor and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration.  If the Optionee fails to notify the Optionor before the expiration of the time limited therefor that it will purchase the interest offered, the Optionor may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a period of 60 days, provided that the terms of this paragraph shall again apply to such interest if the sale to the Proposed Purchaser is not completed within the said 60 days.  Any sale hereunder shall be conditional upon the Proposed Purchaser delivering a written undertaking to the Optionee, in form and substance satisfactory to its counsel, to be bound by the terms and conditions of this Agreement.

8.

ROYALTY PAYMENT DEFINED

(a)

“Net Smelter Returns”, subject to section 9, shall mean all proceeds, received or deemed received from any mint, smelter, refinery, reduction works or other purchaser from the sale of ores, metals, concentrates or other mineral products produced or deemed to be produced from the Property, after deducting from such proceeds, to the extent that they are actually

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            incurred and were not deducted by the purchaser, in computing payment; sampling and assaying; treatment, smelting and refining charges; penalties; costs of transportation of ores, metals, concentrates or other mineral products from the Property to any mint, smelter, refinery, reduction works or other purchaser; insurance on such ores, metals, concentrates or other mineral products.

(b)

In the event that Emgold receives refined metal or mineral product in kind rather than cash payment for all or some portion of the ore, concentrate or other product delivered from the Property to any mint, smelter, refinery, reduction works or other purchaser during the term of this Agreement, then Optionor will be paid cash equivalent for its royalty share of such refined metal or mineral, based upon the prevailing average unit price for such commodity during the quarterly period received, calculated from the daily posted spot price obtained from the Wall Street Journal or other universally recognized reliable source.  Any such payments to Optionor will be minus appropriate, proportional deductions specified in Section 8(a).

(c)

The amount of the Net Smelter Returns calculated in respect of any calendar quarter shall be estimated and paid by the Optionee to the Optionor within thirty (30) days of the end of the quarter.  Payments shall be made in U.S. dollars and shall be accompanied by detailed calculations and supporting documentation showing the amounts payable.

(d)

Payments of Net Smelter Returns for a calendar year shall be subject to adjustment within six (6) months after the end of the calendar year based on an audit.  The year end calculation of Net Smelter Returns shall be audited by a national firm of chartered accountants designated by Emgold or its assignee(s) (which may be the auditor of Emgold or its assignee(s)) and:

(i)

copies of the audited reports shall be delivered to Emgold or its assignee(s) and the Optionor by the chartered accounting firm; and

(ii)

either party shall have three (3) months after receipt of any audited report to object thereto in writing to the other party, and failing such objection, such report shall be deemed correct; and

(iii)

in the event of a re-audit, all costs relating to such re-audit shall be paid by Emgold or its assignee(s) unless the re-audit was required by the Optionor and the original audit is found to be substantially correct, in which case such costs shall be paid by the Optionor.

9.

COMMINGLING AND UTILIZATION

Emgold may commingle ore, minerals, concentrates or other products from the Property with ore, minerals, concentrates or other products from other property (the “Other Ore”).  Before commingling, Emgold will have the Subject and Other Ore weighed and sampled in accordance with sound mining and mineral processing practice for moisture and mineral

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content, and analyze the samples to determine mineral content.  Emgold may determine weights by truck counts or other similar methods, and may determine mineral content from exploration drilling data, provided that such methods are used consistently for Subject Ore and Other Ore.  Applicable royalties shall be allocated between Subject ore and Other Ore on the basis of gross mineral content, with regard being given to the difference, if any, between the royalty rate on the Subject Ore and the royalty rate on the Other Ore.

Emgold may by notice to the Optionor establish a mining unit (the “Unit”).  The Optionor shall negotiate in good faith with Emgold and with the owners of the property within the Unit in order to agree upon terms of a Unit Agreement, which will provide for the allocation among the Optionor and the owners of the property within the Unit of production, royalties on ores, minerals, concentrates, and other products, mined from the unitized area and sold or deemed to have been sold by Emgold.  In the event that a Unit is established, in no event would Emgold have the right to diminish the Optionor’s royalty to an amount that would be less than the royalty established in section 6 of this Agreement.

10.

TRANSFER OF PROPERTY

Concurrently with the execution of this Agreement the Optionor shall deliver to Emgold duly executed transfers of the Property which Emgold shall be entitled to record at all such places of record as may be appropriate or desirable to effect the legal transfer of the Property to Emgold; PROVIDED THAT until Emgold has acquired the right, title and interest of the Optionor in the Property pursuant to section 4, Emgold shall hold the Property subject to the terms of this Agreement, it being understood that the transfer of legal title pursuant to this section is for administrative convenience only and not a transfer of beneficial interest.

11.

EXCLUSION OF PROPERTY

Emgold shall have the right at any time and from time to time to exclude from this Agreement any one or more parts of the Property as may be permitted by regulation by written notice to the Optionor of its election so to do; PROVIDED THAT any part of the Property so excluded shall be in good standing for three (3) years after the anniversary date of such excluded part, free and clear of all liens and encumbrances, AND PROVIDED FURTHER that Emgold, if requested by the Optionor in writing, shall deliver to the Optionor recordable transfers of the part of the Property so excluded in favour of the Optionor.

12.

COVENANTS OF EMGOLD

During the currency of this Agreement, Emgold shall:

(a)

carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits;

(b)

permit the Optionor, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and

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            to all records prepared by Emgold in connection with work done on or with respect to the Property, PROVIDED the Optionor shall not, without the prior written consent of Emgold, such consent not to be unreasonably withheld, disclose any information obtained by it or communicated to it, to any third party except as may be required by regulatory bodies having jurisdiction;

(c)

upon request, furnish to the Optionor as soon as practical in each year a comprehensive written report on the work carried out by Emgold on or with respect to the Property during the preceding year and results obtained;

(d)

upon request, provide the Optionor with copies of all news releases relating to the Property;

(e)

conduct all reclamation work on the Property for which Emgold is responsible; and

(f)

be solely responsible to contact surface property owners and negotiate its access to the surface of the property.

13.

ACKNOWLEDGEMENT AND COVENANTS OF THE OPTIONOR

The Optionor acknowledges that by virtue of this Agreement he is regarded as being in a "special relationship" with the Optionee under British Columbia securities laws and accordingly will be restricted in trading securities of the Optionee where he knows of a material fact or a material change with respect to the Optionee that has not been generally disclosed.

The Optionor covenants with and represents and warrants to Emgold that:

(a)

the Optionor is the legal and beneficial owner of the Property;

(b)

the Property has been duly and validly located and recorded in accordance with the applicable laws of British Columbia and the mineral claims comprising the Property are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

(c)

the Property is in good standing, free and clear of all liens, charges and encumbrances and not subject to any environmental liabilities or Indian land claims;

(d)

the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

(e)

the Optionor will provide Emgold with all reference material, reports, and data in the Optionor's possession or under his control which are pertinent to the Property; and

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(f)

the property is subject to existing rights of surface owners.

The representations and warranties of the Optionor herein are conditions upon which Emgold has relied in entering into this Agreement and shall survive the acquisition of the Property by Emgold.

The Optionor will indemnify and save Emgold harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition contained in this Agreement.  The Optionor acknowledge and agree that Emgold has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement and that no information which is now known or which may hereafter become known to Emgold or its officers, directors or professional advisors shall limit or extinguish the right to indemnify hereunder.  Emgold may deduct the amount of any such loss or damage from any amounts payable by it to the Optionor hereunder.

14.

TERMINATION PRIOR TO ACQUISITION OF PROPERTY

If this Agreement is terminated prior to Emgold's acquisition of the Property, Emgold shall:

(a)

quit claim all interest in the Property to the Optionor, and (if necessary) re-transfer to the Optionor at no cost to the Optionor 100% undivided right, title and interest in the Property, free and clear of all liens and encumbrances, and in good standing with respect to the performance of assessment work for at least three (3) years after the monthly anniversary date of each mineral claim comprising the Property;

(b)

deliver to the Optionor as soon as possible after receipt of written request from the Optionor copies of all reports, maps, drill logs, assay results and any other relevant technical data compiled by Emgold with respect to the Property; and

(c)

subject also to the approval of surface rights owners where applicable, remove from the Property within twelve (12) months of the effective date of termination all mining facilities erected, installed or brought upon the Property by or at the instance of Emgold.  Any such facilities remaining on the Property after the expiration of the said period shall, without compensation to Emgold, become the property of the Optionor.

15.

ADDITIONAL TERMINATION

This Agreement is intended to be an option only, and in addition to any other termination provisions contained in this Agreement, Emgold shall at any time have the right to terminate this Agreement without liability therefore by giving written notice of such termination to the Optionor, and in the event of such termination this Agreement, save and

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except for the provisions of section 14 and 19 hereof, and subject to the obligations of Emgold arising from termination, shall be of no further force and effect.

16.

FORCE MAJEURE

If Emgold is prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or any other reason or reasons beyond the control of Emgold, the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay.  Emgold, insofar as is possible, shall promptly give written notice to the Optionor of the particulars of the reasons for any prevention or delay under this section, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the Optionor as soon as such cause ceases to subsist.

17.

DEFAULT

Except as otherwise provided in section 5, if Emgold should be in default in performing any requirement herein set forth the Optionor shall give written notice to Emgold specifying the default and Emgold shall not lose any rights granted under this Agreement, unless, within sixty (60) days after the giving of a notice of default by the Optionor, Emgold has failed to take reasonable steps to cure the default by the appropriate payment or performance, (Emgold hereby agreeing that should it so commence to cure any defect it will prosecute the same to completion without undue delay); and if Emgold fails to take reasonable steps to cure any such default, the Optionor shall be entitled thereafter to terminate this Agreement and the provisions of section 14 shall then be applicable, and to seek any remedy it may have on account of such default.

18.

NOTICE

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by fax or email, in the case of the Optionor addressed as follows:

Mr. M. A. Kaufman
Box 14336
Spokane, WA
99214  U.S.A.

Telephone No.:

(509) 924-7710
Email:                            dv111@qwest.net

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and in the case of Emgold addressed as follows:

Emgold Mining Corporation
Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1, Canada

Attention: Corporate Secretary

Telephone No.:

(604)  687-4622
Fax No.:                      (604)  687-4212

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if faxed, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof.  Either party may from time to time by notice in writing change its address for the purpose of this section.

19.

LIMITATION OF LIABILITIES OF EMGOLD

Except as specifically provided otherwise, nothing herein contained shall be construed as obligating Emgold to do any acts or make any payments hereunder and any act or acts, or payment or payments as shall be made hereunder shall not be construed as obligating Emgold to do any further act or make any further payment.  If this Agreement is terminated Emgold shall not be bound thereafter in debt, damages or otherwise under this Agreement save and except as provided for in sections 14, 20 and 21, and with respect to obligations arising from termination; and all payments theretofore paid by Emgold shall be retained by the Optionor in consideration for entering into this Agreement and for the rights conferred on Emgold thereby.

20.

DAMAGES, INDEMNITY AND INSURANCE

Emgold, its successors and assigns shall hold the Optionor harmless from all costs, loss, or damage including environmental damages and lawsuits which might result from any work or operations of Emgold its successors or assigns on the Property, or from their occupation of the Property.  Emgold shall carry at all times during the term of this Agreement workers’ compensation and other insurance required by provincial laws and mining regulations, and surface owners.  All of the obligations included in this section shall survive the termination of this Agreement.

21.

RECLAMATION

After the date of this Agreement, Emgold shall be responsible for as long as the law provides, for all reclamation required to comply with applicable federal, provincial and local laws, ordinances and regulations, as well as obligations to the surface owners as a result of activities on the Property conducted by Emgold.  All of the obligations included in this section shall survive the termination of this Agreement.

22.

PAYMENTS

Any payments to the Optionor which Emgold may make under the terms of this Agreement except otherwise specifically provided shall be in U.S. funds and shall be

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deemed to have been well and sufficiently made in timely manner if cheques drawn on a Canadian chartered bank, payable to the Optionor are mailed to the Optionor at the address stipulated for receiving notices hereunder by prepaid mail from a point in Canada on or before the date such payment is to be made.

23.

FURTHER ASSURANCES

The parties hereto agree to execute all such further or other assurances and documents and to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

24.

TIME OF ESSENCE

Time shall be of the essence of this Agreement.

25.

TITLES

The titles to the respective sections hereof shall not be deemed as part of this Agreement but shall be regarded as having been used for convenience only.

26.

AREA OF INTEREST

During the term of this Agreement, any mineral claim lease, or other mineral right acquired by or on behalf of either party, any portion of which is within 2.0 km from the present outside boundaries of the Property shall be deemed to have been acquired on behalf of and for the benefit of the parties, and shall be included as the Property under the terms of this Agreement.

27.

SUCCESSORS AND ASSIGNS

This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

28.

ARBITRATION

If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction hereof the same shall be determined by the award of three arbitrators to be named as follows:

(a)

the party or parties sharing one side of the dispute shall name an arbitrator and give notice thereof to the party or parties sharing the other side of the dispute;

(b)

the party or parties sharing the other side of the dispute shall, within fourteen (14) days of receipt of the notice, name an arbitrator; and

(c)

the two arbitrators so named shall, within fifteen (15) days of the naming of the latter of them, select a third arbitrator.

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The decision of the majority of these arbitrators shall be made within thirty (30) days after the selection of the latter of them.  The expense of the arbitration shall be borne equally by the parties to the dispute.  If the parties on either side of the dispute fail to name their arbitrator within the time limited or to proceed with the arbitration, the arbitrator named may decide the question.  The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Act of the Province of British Columbia, and the decision of the arbitrator or a majority of the arbitrators, as the case may be, shall be conclusive and binding upon all the parties.

29.

GOVERNING LAW

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia, excluding British Columbia conflicts of laws rules which would require the application of the laws of some other jurisdiction.

30.

PRIOR AGREEMENTS

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

31.

REGULATORY APPROVALS

This Agreement shall be subject to the approval of the TSX Venture Exchange on or before 30 days from the date of this Agreement.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

SIGNED by M. A. KAUFMAN in the presence of the following WITNESS: Name: Mrs. Kaufman Address: 10805 E. 23rd Avenue City: Spokane Valley, WA, USA Occupation: Wife	) ) ) ) ) ) ) ) ) )	/s/ M.A. Kaufman M. A. KAUFMAN

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EMGOLD MINING CORPORATION per: /s/ William J. Witte William J. Witte, President & CEO Name and Title

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Schedule "A"

Referred To In The Agreement Dated For Reference The 15th Day Of March, 2004
Between Mr. M. A. Kaufman And Emgold Mining Corporation.

Claim Name	Tenure #	Units	Anniversary	Expiry
Dog 1	314273	1	October 25	2009
Dog 2	314274	1	October 25	2009
Dog 3	314275	1	October 25	2009
Dog 4	314276	1	October 25	2009
Dog 5	314277	1	October 25	2010
Dog 6	314278	1	October 25	2010
Dog 7	321746	1	October 25	2009
Dog 8	321747	1	October 25	2009
Dog 9	321748	1	October 25	2009
Dog 10	321759	1	October 25	2009
Dog 11	321750	1	October 25	2009
Dog 12	321751	1	October 25	2009
Dog 13	338999	1	October 25	2009
Dog 14	339000	1	October 25	2009
Dog 15	370665	1	October 25	2009
Dog 16	370666	1	October 25	2009
E Claire 2	356441	1	October 25	2009
E Claire 4	356443	1	October 25	2009
E Claire 6	356445	1	October 25	2009
E Claire 7	356446	1	October 25	2009
E Claire 8	356447	1	October 25	2009
E Claire 9	356448	1	October 25	2009
E Claire 20	358692	1	October 25	2009
E Claire 26	358698	1	October 25	2009

Being 24 mineral claims (24 units) situated in the Nelson Mining Division, in the Province of British Columbia.

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Appendix "A"

Referred To In The Agreement Dated For Reference The 15th Day Of March, 2004 Between Mr. M. A. Kaufman And Emgold Mining Corporation

Sierra Nevada
Mem Hosp
4000 E
5000 E
6000 E
7000 E
10000 N
9000 N
8000 N
7000 N
6000 N
lat
Idaho-Maryland
Mine
MOREHOUSE
BRENNER
BRENNER
ENNIS
26
BENNETT
South
2600
Transmission Line
EMPIRE MINE

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